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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10th FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F       X      Form 40-F
                           -----------           ------------

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes               No        X
                     -----------       -----------

                (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                 [CNH LOGO]


                         NEWS RELEASE

                         FOR IMMEDIATE RELEASE

                         CNH ANNOUNCES INDUSTRIAL CONSOLIDATION ACTIONS TO STRENGTHEN COMPETITIVE POSITION

            For more     Racine, Wisconsin (July 18, 2000) - CNH Global (N:CNH)
information contact:     today announced a number of steps to consolidate its
                         global industrial organization that will further
                         improve the company's competitive position as one of
William B. Masterson     the world's largest equipment manufacturers. This
     01 262 636 5793     consolidation will facilitate the company's shift to
                         global product platforms, a move that will increase the company's ability to cost-effectively manufacture products that deliver a high-level of performance and quality to its customers, and is a key part of the company's expected $500 million in annual savings by 2003.

                         In North America, the industrial consolidation includes the closure of manufacturing facilities in Illinois, North Dakota and Wisconsin. CNH also intends to increase the degree of outsourcing of non-core components from its facilities around the world and, as a result, will sell its component facility in Valley City, North Dakota, and its foundry in Racine, Wisconsin. In accordance with U.S. labor law, the company will meet with unions that represent employees at the affected facilities for discussions prior to finalizing these integration plans.

                         CNH expects to announce further actions later this year in other regions of the world.

                         "With our strong global and regional brands, we are committed to meeting the needs of our customers by achieving the premier competitive position in our industry," said Jean-Pierre Rosso, chairman and chief executive officer. "We have developed a comprehensive plan that not only will create value within the company, but will enable us to provide our customers with the industry's best products and services."

                         The consolidation plan calls for the closure of the Concord plant in Fargo, North Dakota, which produces air seeders, no later than 2001 with production moved to CNH's Saskatoon, Canada, plant. The Saskatoon plant will be the company's center for planter and seeder production for the New Holland and Case IH brands.





                         - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -
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                         CNH's consolidation plans also call for the closure of
                         the company's combine plant in East Moline, Illinois, and tractor production facility in Racine, Wisconsin, which are scheduled for no later than 2004. Production of current product lines will continue during this time. The company intends to consolidate production of combines for the Case IH and New Holland brands at the company's plant in Grand Island, Nebraska, while the manufacturing site for Case IH and New Holland row-crop tractors will be at a North American location to be communicated at a later date. These moves will be timed with the launch of new global product platform designs.

                         Manufacturing of some product lines will be transferred within CNH as part of the industrial organization consolidation. Hay and forage equipment will be transferred from the Grand Island, Nebraska, facility to the Belleville, Pennsylvania, plant, while skid steers will be moved from Belleville to the Wichita, Kansas, facility, where Case skid steer lines are currently manufactured.

                         The Valley City component facility and Racine foundry are expected to be sold no later than 2001.

                         In Europe, the company has begun the initial steps of its consolidation, having sold a component plant in Hattingen, Germany, and announced plans to close a facility in Kissing, Germany, by September 2000. The company also closed the former New Holland headquarters near London, England, in June 2000.

                         In total, these integration consolidation actions will result in a global workforce reduction of approximately 1,800 employees. The company is committed to treating affected employees in a fair and respectful manner.

                         These actions follow the previously announced divestment of CNH facilities in Winnipeg, Canada; Hesston, Kansas; Breganze, Italy; and Manchester, England. The company continues to pursue the divestiture of its plant in Doncaster, England. When completed, these divestitures, which are in accordance with conditions under which regulatory agencies in North America and Europe approved the business merger of Case and New Holland, are expected to reduce CNH's global headcount by approximately 1,700.

                         CNH production facilities in North America will include: Belleville, Pennsylvania; Benson, Minnesota; Burlington, Iowa; Dublin, Georgia; Fargo, North Dakota; Goodfield, Illinois; Grand Island, Nebraska; New Holland, Pennsylvania; Racine, Wisconsin; and Wichita, Kansas.


                         - Page 2
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                         With strong global brands, CNH is a leader in the
                         agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                                 ###



                         - Page 3



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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                           CNH Global N.V.



                                           By: /s/ Kevin J. Hallagan
                                               ---------------------------------
                                               Kevin J. Hallagan
                                               Vice President, Associate General
                                               Counsel and Assistant Secretary



July 19, 2000